UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11527

HOSPITALITY PROPERTIES TRUST

(Exact name of registrant as specified in its charter)

400 Centre Street
Newton, Massachusetts 02458
617-964-8389

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Junior Participating Preferred Share Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest
Series B Cumulative Redeemable Preferred Shares of Beneficial Interest
Series C Cumulative Redeemable Preferred Shares of Beneficial Interest
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

(1)                                  The Junior Participating Preferred Share Purchase Rights referred to herein expired on April 30, 2007, pursuant to the Rights Agreement, dated as of May 20, 1997, between Hospitality Properties Trust and Wells Fargo Bank, National Associates (as successor to State Street Bank and Trust Company), as Rights Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Hospitality Properties Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2007	By:	/s/ Mark Kleifges
Mark Kleifges Chief Financial Officer